Exhibit 99.36

VILLAGE FARMS INTERNATIONAL REPORTS IMPROVED THIRD QUARTER 2017 FINANCIAL RESULTS AND PROVIDES CANNABIS JOINT VENTURE UPDATE

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES

– Third Quarter Highlighted by Submission of Application for “Second Site” Cannabis Cultivation License to Health Canada for Pure Sunfarms’ Facility and Commencement of Conversion of the 1.1 Million Square Foot Greenhouse –

– Produce Business Delivers 78% Increase in EBITDA and Positive Net Income as it Achieves Sixth Quarter of Lower Cost Per Pound in Last Seven Quarters at Company Facilities –

Vancouver, BC, November 13, 2017 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced its financial results for the third quarter and nine-month periods ended September 30, 2017.

Highlights for the Third Quarter of 2017:

(Note amounts in U.S. Dollars unless otherwise indicated)

•	Sales increased 6% to $44.7 million from $42.0 million for the third quarter of 2016;

•	EBITDA increased by 78% to $1.0 million from $0.5 million for the third quarter of 2016; and,

•	Net income was $0.3 million, or $0.01 per share, compared with a net (loss) of ($1.4 million), or ($0.04) per share, for the third quarter of 2016.

Cannabis Joint Venture (Pure Sunfarms) Update:

•

On September 14, 2017, the application for a “second site” cultivation license under the Access to Cannabis for Medical Purposes Regulations (ACMPR) for Pure Sunfarms Corp.’s (“Pure Sunfarms”) Delta facility was submitted to Health Canada. That application was subsequently accepted for review by Health Canada on September 18, 2017; and,

•

Pure Sunfarms commenced physical conversion of the 1.1 million square foot greenhouse facility in Delta, British Columbia and expects to complete conversion of the first 250,000 square foot quadrant in February 2018 such that, subject to the receipt of cultivation and sales licenses from Health Canada, it expects to begin selling dried cannabis on or before July 2018 and to have all four quadrants commercially producing in the fourth quarter of 2019.

“Our cannabis joint venture, Pure Sunfarms, is making rapid progress towards commercial production at its 1.1 million square foot greenhouse facility in Delta, British Columbia,” said Michael DeGiglio, Chief Executive Officer, Village Farms International, Inc. “In September, the application for a “second site” cultivation license for the Delta facility was submitted to Health Canada and quickly accepted for review. Physical conversion of the greenhouse facility is now underway and progressing on schedule, such that completion of the first 250,000 square foot quadrant is targeted for February 2018. Subject to the receipt of cultivation and sales licenses from Health Canada, Pure Sunfarms expects to begin selling dried cannabis in July 2018.”

“Cannabis production is a significantly more profitable use of the Delta 3 greenhouse operations,” added Mr. DeGiglio. “Using conservative market pricing and yield assumptions, we estimate cannabis production at the Pure Sunfarms facility, which equates to approximately 10% of Village Farms’ total growing area, will generate more revenue than our Company currently generates – and at EBITDA margins in excess of 50%. We remain confident in the Pure Sunfarms’ ability to ramp to 75,000 kg of production in 2020 and, at full production achieve a cost of production including depreciation of less than $1.00 per gram.”

“Our incumbent produce business performed well in the third quarter, highlighted by a 6% year-over-year increase in revenue, 78% year-over-year growth in EBITDA and positive net income, despite continued pricing pressures on commoditized tomato varieties. We continue to benefit from our focus on cost of production per pound, which was 6% lower at the Company’s facilities than for the third quarter last year, and marked our sixth quarter of improvement in the last seven.”

Financial Summary

(in thousands of U.S. Dollars unless otherwise indicated)

Consolidated Financial Performance

(In thousands of U.S. dollars, except per Share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
Sales	$44,735	$42,045	$121,542	$118,194
Cost of sales	(42,400)	(40,329)	(112,525)	(108,887)
Selling, general and administrative expenses	(3,358)	(3,349)	(10,435)	(9,826)
Change in biological asset (1)	529	420	(817)	(1,344)
Loss from operations	(494)	(1,213)	(2,235)	(1,863)
Interest expense, net	(689)	(706)	(2,016)	(1,904)
Other income (expense)	113	(27)	153	(48)
Share of loss from joint venture	(220)	—	(220)	—
Gain (loss) on disposal of assets	—	—	8,564	(12)
Provision for (recovery of) income taxes	(1,584)	(521)	(183)	(1,391)
Net income (loss)	294	(1,425)	4,429	(2,436)
EBITDA (2)	976	547	4,991	5,884
Income (Loss) per share/ basic	$0.01	($0.04)	$0.11	($0.06)
Income (Loss) per share/ diluted	$0.01	($0.04)	$0.11	($0.06)

(1) Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

(2) EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company

Third Quarter 2017 Operational Discussion:

(in thousands of U.S. Dollars unless otherwise indicated)

Sales

Sales for the three months ended September 30, 2017 increased by $2,690, or 6%, to $44,735 from $42,045 for the three months ended September 30, 2016. The increase in sales is primarily due to an increase in the Company’s facilities product volume of 17% partially offset by a decrease in supply partner product volume of (13%) and a decrease in the selling price of tomatoes of (2%). The revenues from the Company’s facilities increased by 12% as tomato pounds were higher by 16% and cucumber pieces were higher by 33%. The Company’s tomato production increased during the three months ended September 30, 2017 versus the same period in 2016 due a change in the cropping schedule in the Company’s Marfa facility.

The 2017 third quarter tomato price decrease was primarily due to a 10% increase in the production of lower priced non-specialty tomato varieties. Cucumber pricing increased by 5% and pepper pricing decreased by (13%) in the third quarter of 2017 versus the comparable quarter in 2016.

Cost of Sales

Cost of sales for the three months ended September 30, 2017 increased by $2,071, or 5%, to $42,400 from $40,329 for the three months ended September 30, 2016. The increase is due to increased product volumes at the Company’s facilities versus the same period in 2016. The cost per pound for the Company’s facilities during the quarter was 6% lower versus the same quarter in 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2017 were flat at $3,358 from $3,349 for the three months ended September 30, 2016.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended September 30, 2017 increased by $109 to $529 from $420 for the three months ended September 30, 2016. The increase is due to a lower starting biological asset value at July 1, 2017 versus July 1, 2016. The fair value of the biological asset as at September 30, 2017 was $5,305 as compared to $6,540 as at September 30, 2016 due to lower production and lower selling price in October 2017 versus October 2016.

(Loss) from Operations

(Loss) from operations for the three months ended September 30, 2017 was ($494), which was an improvement of $719 from a loss of ($1,213) for the three months ended September 30, 2016. The improved operating results is due to increased sales, an increase in change in fair value of the biological asset, partially offset by higher cost of sales in the third quarter of 2017 versus the third quarter of 2016.

Interest Expense, net

Interest expense, net, for the three months ended September 30, 2017 decreased by ($17), to $689 from $706 for the three months ended September 30, 2016.

Income Taxes (recovery)

Income tax recovery for the three months ended September 30, 2017 was ($1,584) compared to income tax recovery of ($521) for the three months ended September 30, 2016. The income tax recovery for the three months ended September 30, 2017 is attributable to management’s change in estimate for the tax on the book gain on the contribution of assets to the joint venture.

Net Income (loss)

Net Income (loss) for the three months ended September 30, 2017 improved by $1,719 to net income of $294 from a net (loss) of ($1,425) for the three months ended September 30, 2016 as a result of improved operating results and an increase in the income taxes recovery.

Share of (loss) from Joint Venture

The Company’s share of the loss from Pure Sunfarms for the three months ended September 30, 2017 is ($220), which was comprised of legal, consulting fees and travel expenses.

EBITDA

EBITDA for the three months ended September 30, 2017 increased by $429, or 78%, to $976 from $547 for the three months ended September 30, 2016, principally as a result of improved operating results. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA.”

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, share of loss from joint venture, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income (loss) to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
Net income (loss)	$294	($1,425)	$4,429	($2,436))
Add:
Amortization	1,853	2,100	5,753	6,247
Foreign currency exchange loss (gain)	(58)	52	(57)	55
Interest expense	689	706	2,016	1,904
Income taxes (recovery)	(1,584)	(521)	183	(1,391)
Stock based compensation	91	55	560	149
Change in biological asset	(529)	(420)	817	1,344
Share of loss from joint venture	220	—	220	—
(Gain) Loss on disposal of assets	—	—	(8,564)	12

EBITDA	$976	$547	$4,991	$5,884

Conference Call

Village Farms’ management team will host a conference call today, Monday, November 13, 2017, at 11:00 a.m. ET (8:00 a.m. PT) to discuss its third quarter 2017 financial results. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2iMRYgU.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 6087969 followed by the pound key. The telephone replay will be available until Monday, November 20, 2017 at midnight (EST). The conference call will also be archived on Village Farm’s web site at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

Cautionary Language

This press release contains certain “forward looking statements”. These statements relate to future events or future performance and reflect the various party’s expectations, results of operations, performance, business prospects, opportunities, industry performance and trends. These forward looking statements reflect the party’s current internal projections, expectations or beliefs and are based on information currently available. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict” , “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as Pure Sunfarms Corp. not obtaining the necessary Health Canada licenses, in which case Pure Sunfarms Corp. will not be permitted to grow cannabis under the ACMPR regulations, and the parties may elect to terminate Pure Sunfarms Corp. in accordance with its terms, availability of resources, other regulatory requirements and all of the other “Risk Factors” set out in the Village Farms’ and Emerald’s respective annual information forms and management’s discussion and analyses for the year ended December 31, 2016, and for the three and six-month period ended June 30, 2017, which are available electronically at www.sedar.com. Actual results may differ materially from any forward looking statement. Although Village Farms and Emerald believe that their respective forward looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this press release, and other than as specifically required by applicable law, neither Village Farms nor Emerald assume any obligation to update or revise them to reflect new information, events or circumstances.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,285	$5,373
Trade receivables	12,487	10,187
Other receivables	750	263
Inventories	14,112	16,108
Income taxes receivable	—	246
Prepaid expenses and deposits	1,216	676
Biological asset	5,305	4,446

Total current assets	38,155	37,299

Non-current assets
Property, plant and equipment	83,092	96,135
Investment in joint venture	16,257	—
Other assets	1,793	1,531

Total assets	$139,297	$134,965

LIABILITIES
Current liabilities
Trade payables	$10,862	$12,711
Accrued liabilities	5,971	3,586
Operating loan	3,000	—
Current maturities of long-term debt	3,337	3,291
Current maturities of capital lease obligations	73	33

Total current liabilities	23,243	19,621

Non-current liabilities
Long-term debt	39,684	41,929
Long-term maturities of capital lease obligations	197	87
Deferred tax liability	4,131	4,987
Deferred compensation	1,141	954

Total liabilities	68,396	67,578

SHAREHOLDERS’ EQUITY
Share capital	25,423	24,954
Contributed surplus	1,657	1,392
Revaluation surplus	4,321	6,132
Accumulated other comprehensive loss	(379)	(541)
Retained earnings	39,879	35,450

Total shareholders’ equity	70,901	67,387

Total liabilities and shareholders’ equity	$139,297	$134,965

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

For the Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Sales	$44,735	$42,045	$121,542	$118,194
Cost of sales	(42,400)	(40,329)	(112,525)	(108,887)
Change in biological asset	529	420	(817)	(1,344)
Selling, general and administrative expenses	(3,358)	(3,349)	(10,435)	(9,826)

Loss from operations	(494)	(1,213)	(2,235)	(1,863)
Interest expense	689	706	2,016	1,904
Foreign exchange (gain) loss	(58)	52	(57)	55
Other income	(55)	(25)	(96)	(7)
Share of loss from joint venture	220	—	220	—
(Gain) loss on disposal of assets	—	—	(8,564)	12

Income (loss) before income taxes	(1,290)	(1,946)	4,246	(3,827)
Recovery of income taxes	(1,584)	(521)	(183)	(1,391)

Net income (loss)	$294	$(1,425)	$4,429	$(2,436)

Basic earnings (loss) per share	$0.01	$(0.04)	$0.11	$(0.06)

Diluted earnings (loss) per share	$0.01	$(0.04)	$0.11	$(0.06)

Other comprehensive income (loss):
Foreign currency translation adjustment	89	(28)	162	104

Comprehensive income (loss)	$383	$(1,453)	$4,591	$(2,332)

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2017 and 2016

(In thousands of United States dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss)	$294	$(1,425)	$4,429	$(2,436)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,853	2,100	5,753	6,247
Amortization of deferred charges	18	55	54	161
(Gain)/Loss on disposal of assets	—	—	(8,564)	12
Share of loss from joint venture	220	—	220	—
Interest paid	676	648	1,956	1,708
Share-based compensation	91	55	560	149
Deferred income taxes	(1,986)	(578)	(585)	(1,672)
Change in biological asset	(529)	(420)	817	1,344
Changes in non-cash working capital items	2,852	297	(3,225)	(2,199)

Net cash provided by operating activities	3,489	732	1,415	3,314

Cash flows from investing activities:
Purchases of property, plant and equipment	(178)	(93)	(1,171)	(1,485)

Net cash used in investing activities	(178)	(93)	(1,171)	(1,485)

Cash flows from financing activities:
Proceeds from borrowings	113	—	7,113	4,000
Repayments on borrowings	(3,832)	(817)	(6,488)	(3,921)
Interest paid on long-term debt	(676)	(649)	(1,956)	(1,708)
Proceeds from exercise of stock options	—	—	26	24
Payments on capital lease obligations	(18)	(15)	(40)	(28)

Net cash used in financing activities	(4,413)	(1,481)	(1,345)	(1,633)

Effect of exchange rate changes on cash and cash equivalents	9	(1)	13	6

Net (decrease) increase in cash and cash equivalents	(1,093)	(843)	(1,088)	202
Cash and cash equivalents, beginning of period	5,378	6,002	5,373	4,957

Cash and cash equivalents, end of period	$4,285	$5,159	$4,285	$5,159

Supplemental cash flow information:
Income taxes paid	$5	$74	$36	$1,222

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$107	$—	$191	$126

Purchases of capital expenditures by use of accounts payable	$—	$253	$—	$253

Issuance of warrants	$—	$—	$148	$—

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/13/c5506.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO:Village Farms International, Inc.

CNW 07:00e 13-NOV-17